Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2010 CONSOLIDATED FINANCIAL STATEMENTS

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
2010 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORCKIT COMMUNICATIONS LTD.

We have audited the accompanying consolidated balance sheets of Orckit Communications Ltd. (“the Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. The Company’s Board of Directors and management are responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel	/s/ Kesselman & Kesselman
March 3, 2011	Certified Public Accountants (Isr.)
A member of
PricewaterhouseCoopers
International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2009	2010
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,109	$7,610
Marketable securities	18,170	11,585
Other securities	1,148	-
Bank deposit	4,000	-
Trade receivables	458	6,624
Inventories	2,702	3,183
Other current assets	1,145	3,197

T o t a l current assets	35,732	32,199
LONG-TERM INVESTMENTS:
Marketable securities	15,916	16,351
Severance pay fund	3,294	3,611
	19,210	19,962
PROPERTY AND EQUIPMENT - net	1,103	923
DEFERRED ISSUANCE COSTS, net	312	173
T o t a l assets	$56,357	$53,257
Liabilities and equity
CURRENT LIABILITIES:
Trade payables	$4,454	$3,778
Accrued expenses and other payables	6,976	6,910
Deferred income	1,371	1,933
T o t a l current liabilities	12,801	12,621
LONG-TERM LIABILITIES:
Accrued severance pay and other	4,096	4,446
Convertible subordinated notes (note 4)	21,996	24,938
T o t a l long-term liabilities	26,092	29,384
COMMITMENTS AND CONTINGENT LIABILITY (note 5)
T o t a l liabilities	38,893	42,005
EQUITY (note 6):
Share capital - ordinary shares of no par value
(authorized: December 31, 2009 – 50,000,000 shares; December 31, 2010 – 75,000,000; issued: December 31, 2009 – 19,212,601 shares;
December 31, 2010 - 25,128,358 shares; outstanding: December 31, 2009 -
16,567,762 shares; December 31, 2010 – 22,483,519 shares), additional
paid in capital and warrants	343,418	362,017
Accumulated deficit	(319,714)	(345,065)
Accumulated other comprehensive loss	(596)	(56)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l equity	17,464	11,252
T o t a l liabilities and equity	$56,357	$53,257

The accompanying notes are an integral part of these consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2008	2009	2010
REVENUES	$17,256	$12,727	$14,631
COST OF REVENUES	(9,606)	(8,244)	(9,340)
GROSS PROFIT	7,650	4,483	5,291
RESEARCH AND DEVELOPMENT EXPENSES - net	(22,859)	(13,608)	(14,098)
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	(19,164)	(15,677)	(16,498)
OPERATING LOSS	(34,373)	(24,802)	(25,305)
FINANCIAL EXPENSES - net	(179)	(362)	(1,642)
GAIN FROM EARLY EXTINGUISHMENT OF NOTES	-	2,985	-
INCOME (EXPENSES) FROM DEVALUATION OF CONVERSION
FEATURE EMBEDDED IN CONVERTIBLE NOTES (note 4)	2,265	(883)	(28)
OTHER INCOME (note 9)	-	-	1,624
NET LOSS	$(32,287)	$(23,062)	$(25,351)
LOSS PER SHARE (“EPS”) (note 9n, 1n):
Basic and Diluted	$(1.97)	$(1.40)	$(1.33)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic and Diluted	16,386	16,483	19,024
The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollars in thousands)

	Share capital and additional
	paid in capital
	Number of shares (in thousands)	Amount	Warrants	Accumulated deficit	Accumulated other Comprehensive loss	Treasury shares	Total shareholders' equity

BALANCE AT JANUARY 1, 2008	16,343	$338,021		$(264,365)	$(604)	$(5,644)	$67,408
CHANGES DURING 2008:
Net loss				(32,287)			(32,287)
Unrealized losses on available-for-sale marketable securities, net					(2,031)		(2,031)
T o t a l comprehensive loss							(34,318)
Exercise of options granted to employees	60	160					160
Compensation related to employee stock option grants		3,511					3,511
BALANCE AT DECEMBER 31, 2008	16,403	341,692		(296,652)	(2,635)	(5,644)	36,761
CHANGES DURING 2009:
Net loss				(23,062)			(23,062)
Unrealized Gains on available-for-sale marketable securities, net					2,039		2,039
T o t a l comprehensive loss							(21,023)
Exercise of options granted to employees	165	35					35
Compensation related to employee stock option grants		1,691					1,691
BALANCE AT DECEMBER 31, 2009	16,568	343,418		(319,714)	(596)	(5,644)	17,464
CHANGES DURING 2010:
Net loss				(25,351)			(25,351)
Unrealized gains on available-for-sale marketable securities, net					540		540
T o t a l comprehensive loss							(24,811)
Issuance of share capital and warrants, net of issuance costs	5,652	13,564	$3,428				16,992
Exercise of options granted to employees	264	35					35
Compensation related to employee stock option grants		1,572					1,572
BALANCE AT DECEMBER 31, 2010	22,484	$358,589	$3,428	$(345,065)	$(56)	(5,644)$	$11,252

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2008	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	$(32,287)	$(23,062)	$(25,351)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization:
Property and equipment	990	740	737
Deferred issuance costs	185	150	139
Accrued interest, premium amortization and currency differences on marketable securities	(2,117)	(849)	(1,515)
Impairment of marketable securities	415	97	447
Increase (decrease) in accrued severance pay	(186)	(308)	330
Compensation related to employee stock option grants, net	3,511	1,691	1,572
Revaluation (devaluation) of conversion feature embedded in convertible notes	(2,265)	883	28
Adjustments in the value of convertible notes	2,520	1,324	2,914
Gain from early extinguishment of convertible subordinated notes	-,-	(2,985)	-,-
Gain from the sale of an equity investment	-,-	-,-	(1,624)
Increase in other long-term liabilities	17	20	20
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(3,771)	3,362	(6,166)
Decrease (increase) in other current assets	(1,685)	2,172	(2,052)
Decrease in trade payables, accrued expenses
and other payables	(6)	(934)	(742)
Increase (decrease) in deferred income	1,742	(1,416)	562
Increase in inventories	(424)	(931)	(481)
Net cash used in operating activities	(33,361)	(20,046)	(31,182)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(984)	(465)	(557)
Change in funds in respect of accrued severance pay, net	116	44	(317)
Proceeds from (investment in) equity investments	(14)	-,-	2,772
Bank deposits, net	-,-	(2,500)	4,000
Maturity of marketable securities held to maturity	35,537	29,733	9,837
Proceeds from marketable securities available for sale	836	481	7,572
Purchase of marketable securities held to maturity	(13,001)	(6,163)	-,-
Purchase of marketable securities available for sale	(840)	(5,270)	(9,651)
Net cash provided by investing activities	21,650	15,860	13,656
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options granted to employees	160	35	35
Proceeds from issuance of share capital and warrants	-,-	-,-	16,992
Early extinguishment of convertible subordinated notes	-,-	(2,985)	-,-
Net cash provided by (used in) financing activities	160	(2,950)	17,027
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,551)	(7,136)	(499)
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	26,796	15,245	8,109
BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	$15,245	$8,109	$7,610
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION – CASH PAID DURING THE YEAR FOR:
Interest paid	$2,011	$1,545	$1,509
Advances paid to income tax authorities	$35	$85	$43

Supplementary information on  financing activities not involving cash flows:

- Issuance of 36,414 shares in the value of $100,000 . See also note 6f.

The accompanying notes are an integral part of the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

1)	Nature of operations

Orckit Communications Ltd. (“Orckit”) is an Israeli corporation. Orckit and its subsidiaries, mainly Orckit-Corrigent (“Corrigent”) (together - “the Company”) are engaged in the design, development, manufacture and marketing of advanced telecom equipment to telecommunication service providers in active metropolitan areas.The Company's products are transport telecommunication equipment targeting high capacity packetized metropolitan networks.

For segment information see note 9h.

The Company currently procures a number of major components of its products from single source suppliers.

2)	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar” or “$”), since most purchases of materials and components are made in dollars and most of its assets are denominated in dollars.

Transactions and balances originally denominated in dollars are presented in their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively.  For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used.  Depreciation and amortization and changes in inventories derived from non-monetary items are based on historical exchange rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

3)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

4)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of Orckit and its subsidiaries only owned. Intercompany balances and transactions have been eliminated.

c.	Marketable securities:

Debt securities that the Company plans to hold to maturity, and based on its assessment has the ability to hold to maturity, are classified as “held to maturity” and are recorded at amortized cost. The premium or discount is amortized over the period to maturity and included in financial income or expenses. On December 31, 2010, the Company reclassified its entire portion of investment portfolio classified at that date as held-to-maturity to available-for-sale because based on management evaluation, it might not hold these securities to maturity but rather use a portion of the funds.

Other debt securities are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income (loss) in shareholders’ equity. When securities do not have an active market, fair value is determined using a valuation model. Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses on sales of securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses. The Company does not hold any securities for trading purposes.

In April 2009, the FASB issued new accounting guidance for recognition and presentation of other-than-temporary impairments. This guidance amends the other-than-temporary impairment guidance for debt securities. Pursuant to this guidance, an other-than-temporary impairment is now triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the entity does not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company records an other-than-temporary impairment charge to financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, the Company separates the other-than-temporary impairment into the credit loss portion and the non-credit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Company’s best estimate of the present value of the cash flows expected to be collected from the debt security. The non-credit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to financial expenses, and the non-credit loss portion is recorded as a separate component of other comprehensive income (loss).  Prior to the effective date of this guidance, the entire other-than-temporary impairment charge was recognized in earnings for all debt securities. The Company adopted this guidance in 2009.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Inventories

Inventories, are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on moving average basis.
Finished products - on basis of production costs:
Raw materials and supplies - on moving average basis.
Labor and production cost - on average basis.

Cost of finished products that are manufactured completely by subcontractors are determined based on the specific cost of each product. The Company writes down product inventory based on forecasted demand and technological obsolescence.

e.	Property and equipment:

1)	These assets are stated at cost.

2)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years
Computers, software and equipment	3
Office furniture and equipment	10

Leasehold improvements are amortized by the straight-line method, over the term of the lease, or over the estimated useful life of the improvements - whichever is shorter.

f.	Impairment of property and equipment

Long-lived assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

g.	Deferred issuance costs

Issuance costs in the original amount of $917,000 in connection with the convertible subordinated notes were deferred and are amortized over the period from issuance date to March 2012. Upon early repurchase of such notes, applicable issuance costs were offset against the gain recorded, proportionately to the amounts of notes repurchased (see note 4).

h.	Treasury shares

Ordinary shares purchased by the Company are presented as a reduction of shareholders’ equity, at their cost to the Company.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Revenue recognition

Revenues from sales of products are recognized when delivery occurs and title passes to the customer, provided that appropriate signed documentation of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Software revenue recognition guidance also applies to non-software deliverables, such as computer hardware, if the software is essential to the functionality of the non-software deliverables, as is the case with the Company’s deliverables. Accordingly, revenues from sales of software products are recognized when, in addition to the criteria mentioned above, vendor-specific objective evidence ("VSOE”) of fair value for undelivered elements exists. VSOE is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not be changed when this element is commercially sold.

The Company grants to customers post-contract hardware and software support services (“PCS”) in connection with its sales. VSOE of the fair value of PCS was established based on Company's practice with its customers. Therefore, revenues from the sale of products were recognized upon delivery (when the criteria mentioned above are met), and the fair value of PCS is deferred and recognized over the term of the PCS.

In 2008, the Company granted in one of its sales agreements a right to purchase, at a discount, upgrades to the systems sold during a limited period. The applicable portion of the discount ascribed to a portion of the sales, with respect to which the Company assessed an upgrade might be performed, was deferred. The deferred revenues are recognized when the Company estimates that the customer will not exercise the purchase right it has received, or when the right expires. In 2009, upon lapse of that limited period, the applicable deferred revenues were recognized.

The Company does not, in the normal course of business, provide a right of return to its customers.

See also note 1t(1)(2) regarding a change in accounting guidance with respect to multiple deliverable revenue arrangements and software revenue arrangements

j.	Provision for warranty

The Company grants warranty servicing for products sold. The Company expenses such warranty costs at the time revenues from the related sales are recognized. (See also Note 1i, above.) The annual provision is calculated as a percentage of sales, based on historical experience.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Uncertainty in income taxes

The Company implements accounting guidance for accounting for Uncertainty in Income Taxes. Accordingly, a two-step approach to recognizing and measuring uncertain tax positions is applied. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company's policy is to include interest related to unrecognized tax benefits within financial expenses and penalties within operating loss.

l.	Research and development expenses

Research and development expenses, which consist mainly of labor costs, are charged to income as incurred. Government grants received for development of projects are recognized as a reduction of these expenses.

Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability.

m.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

n.	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of shares outstanding during each year, net of treasury shares.

The convertible subordinated notes, outstanding stock options and warrants, where applicable, have been excluded from the calculation of the diluted EPS for each of the three years ended December 31, 2010 due to their anti-dilutive effect. See also Note 9m.

o.	Comprehensive loss

The Company’s comprehensive loss consists of its net loss and, in the years ended December 31, 2008, 2009 and 2010, of unrealized gains and losses derived from marketable securities classified as available for sale (See also Note 1c above).

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Stock based compensation

Awards classified as equity awards are accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award. Awards that vest upon performance conditions are recognized using the accelerated method based on the multiple-option award approach.

q.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the estimated future tax effect differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that no such assets will be realized. See Note 7d.

Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing deferred taxes, as it is the Company’s policy to hold these investments, and not to realize them.

r.	Shipping and handling fees and costs

Shipping and handling costs related to revenues are classified as a component of cost of revenues.

s.	Fair Value Measurement

Fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. Accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs. For further disclosure, see Note 8d.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently Issued Accounting Guidance

1)	Multiple Deliverable Revenue Arrangements

In October 2009, the FASB issued Accounting Standard Update No. 2009-13, Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements ("ASU 2009-13"). ASU 2009-13 provides guidance on whether multiple deliverables in a revenue arrangement exists, how the arrangement should be separated, and the consideration allocated. Pursuant to ASU 2009-13, when vendor specific objective evidence ("VSOE") or third party evidence ("TPE") for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration, generally, using the relative selling price method. In addition, the residual method of allocating arrangement consideration is no longer permitted.

ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified starting January 1, 2011.

 The Company enters into various types of multiple-element arrangements and, in many cases, uses the residual method to allocate arrangement consideration. The elimination of the residual method and the requirement for the use of the relative selling price method will result in the Company allocating any discount over all of the deliverables rather than recognizing the entire discount up front with the delivered items. This change is not expected to have a material impact on the Company’s financial statements based on the preliminary analysis performed to date. The Company is currently developing a process for determining its best estimate of selling price for deliverables in which neither VSOE nor TPE is available.

2)	Software revenue arrangements

In October 2009, the FASB issued an update to Topic 985-605. ASU  2009-14, amends the scope of the software revenue guidance in Topic 985-605 to exclude, inter alia, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if the company elects to adopt ASU 2009-13 concurrently. The Company is currently evaluating the potential impact of ASU 2009-14 on the consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The adoption of ASU 2009-13 and ASU 2009-14 will allow the Company to meet separation criteria required for multiple element arrangements where it could not previously establish a fair value for one or more of the relevant deliverables. Previously, when the Company could not establish fair value for certain technical support agreements, all revenue was deferred. These revenues were then recognized over the appropriate period, generally coinciding with an explicit or implied support period, or in some cases deferred until all elements of the arrangement had been delivered. Under ASU 2009-13, overall consideration is allocated among the separate units of accounting based on their relative fair value. This will result in the ability to recognize each unit of accounting upon delivery. Revenue for hardware, which includes software that is considered more than incidental, will be recognized upon delivery whereas technical support services will be recognized over the applicable service period.

NOTE 2 - PROPERTY AND EQUIPMENT:

Composition of assets, grouped by major classification, is as follows:

	December 31
	2009	2010
	In thousands
Cost:
Computers, software and equipment	$5,332	$5,858
Office furniture and equipment	146	174
Leasehold improvements	226	229
	$5,704	$6,261
Less - accumulated depreciation and amortization	4,601	5,338
	$1,103	$923

Depreciation and amortization expenses totaled $990,000, $740,000 and $737,000 in the years ended December 31, 2008, 2009 and 2010 respectively.

NOTE 3 - SEVERANCE PAY:

a.
Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company's severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by a balance sheet accrual under “accrued severance pay and other”. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - SEVERANCE PAY (continued):

The liability is partly funded by purchase of insurance policies or pension funds and by deposit of funds in dedicated deposits. The amounts funded are included in the balance sheet under “–Severance pay fund”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees. The amounts funded as of December 31, 2009 and 2010 are approximately $3,294,000 and 3,611,000, respectively.

According to substantially all of the Company’s current employment agreements, the Company makes regular deposits with insurance companies in order to secure employees’ rights upon retirement. Thus, in accordance with these agreements, the Company is fully relieved from any severance pay liability. The liability accrued in respect of these employees and the amounts funded, as of the agreement date, are not reflected in the balance sheets, since the amounts funded are not under the control and management of the Company.

The Company accounts for severance pay liability as contemplated by accounting guidance with respect to vested benefit obligations for defined benefit pension plans and, accordingly, records the obligation on an undiscounted basis as if it were payable at each balance sheet date.

b.
The amounts of pension and severance pay expense were $1.4 million $1.1 million and $1.3 million for the years ended December 31, 2008, 2009 and 2010, respectively, of which $1.3 million, $900,000 and $1.1 million in the years ended December 31, 2008, 2009 and 2010, respectively, were in respect of the insurance policies that were expensed but not reflected in the balance sheet as described above.

c.
The Company expects to contribute approximately $1.3 million in 2011 to insurance companies and pension funds, in respect of its severance pay liabilities expected to be incurred relating to 2011 operations.

d.
The Company does not expect to pay material future benefits to its employees upon their normal retirement age in the years 2011 through 2020 since there are no material obligations not covered by on-going severance deposits.

The statement in item d above does not include amounts that might be paid to employees who will cease working for the Company before their normal retirement age.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CONVERTIBLE SUBORDINATED NOTES

On March 27, 2007, Orckit issued approximately $25.0 million principal amount of convertible subordinated notes (the “Notes”) in a private placement. The Notes were issued at their par value of NIS 107 million. The Notes are due in 2017, linked to the Israeli consumer price index (“CPI”) and pay interest, in NIS, semi-annually at the rate per annum of 6%, linked to the Israeli CPI. Holders of the Notes have the right to request repayment of the principal amount in March 2012. The Notes are convertible at the election of the holders, at any time, into ordinary shares of Orckit at the initial conversion price of NIS 63 (equivalent to $15.00 per share on issuance date) subject to adjustment for customary events. Orckit has the right to force conversion of the Notes if the market price of its ordinary shares exceeds $30.00 per share on 20 trading days within any consecutive 30 trading day period, subject to adjustment for customary events. Orckit listed the Notes on the Tel Aviv Stock Exchange. Based on the conversion rate applicable at December 31, 2010, taking into account the buy back of a portion the Notes, see below, the Notes are convertible into 1,285,714 ordinary shares of the Company.

Since the conversion price of the Notes is denominated in NIS, and the Company’s functional currency is the U.S. dollar, this conversion option is deemed to be an embedded derivative that should be measured and accounted for separately. Accordingly, the conversion option is marked to market each reporting period with the difference recorded as financial income or expense.

The Company measured the fair value of the conversion feature on the issuance date at approximately $4.8 million. Since approximately $25 million was raised, the remaining $20 million was allocated to the Notes, thereby creating a discount and increasing the effective interest rate. The discount is amortized over the period from issuance date to March 2012, the earliest possible repayment date. The amortized balance of the discount at December 31, 2010 was $1.1 million (December 31, 2009 - $2.3 million). The amortized balance of the discount at December 31, 2009 and 2010 is net of a relative portion of the amount due to the repurchase of a portion of the Notes, see below.

At December 31, 2010 and December 31, 2009 the fair value of the conversion feature was $1,000 and $28,000 respectively

The fair value of the Notes at December 31, 2010 after the repurchase, as traded on the Tel Aviv Stock Exchange, was approximately $22.9 million (December 31, 2009 - $14.4 million). See also Note 8d.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITY:

a.	Royalty commitment

The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products whose research and development was funded, in part, by Government grants. At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed by royalty-bearing Government participations, the Company is not obligated to pay any royalties to the Government.

The royalty rate, based on the sales of products resulting from funded research and development projects, was fixed at 3% during the first three years and 3.5-4.5% thereafter. Royalties are paid biannually and are payable up to 100% of the amount of such grants, with the addition of annual interest based on LIBOR. Royalty expenses are classified as part of cost of revenues.

In the event that any of the manufacturing rights or technology is transferred out of Israel, subject to the approval of the Government of Israel, the Company would be required to pay royalties at a higher rate and an increased aggregate payback amount in the range of 120% to 300% of the grants received, based on the applicable project. The total aggregate contingent liability of the Company in respect of royalties to the Government of Israel at December 31, 2010 was approximately $14.2 million (excluding interest accrued).

Royalty expenses totaled $690,000, $509,000 and $366,000, in the years ended December 31, 2008, 2009 and 2010, respectively, and are included in the statements of operations in cost of revenues.

b.	Lease commitments

The Company has entered into several operating lease agreements with respect to its offices. The main agreement is for the premises it uses in Israel. The Company has an option to terminate this lease agreement on a six-month s’ advance notice.

The projected annual rental payments for 2011 and for subsequent years, at rates and for leases in effect for 2010 at December 31, 2010, are approximately $1.1 million.

Lease expenses totaled $1,177,000, $1,149,000 and $1,161,000 in the years ended December 31, 2008, 2009 and 2010, respectively.

c.	Contingent liability

In 2006, the Company became subject to litigation regarding the alleged non-fulfillment of contract obligations. The Company has provided for that claim.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY:

a.	Share capital:

1)	Orckit's ordinary shares are traded in the United States on the Nasdaq Global Market, under the symbol "ORCT" and on the Tel Aviv Stock Exchange in Israel.

2)	Treasury shares

The Company holds 2,644,839 ordinary shares of Orckit acquired at a cost of $5,644,000. For as long as such ordinary shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of Orckit nor are they entitled to participate in, be voted at, or be counted as part of the quorum for, any meeting of shareholders of Orckit.

3)	Exercise of options

Under the Employee Share Option Plan (see Note 6b. below), options to purchase 60,763, 164,176 and 263,891 ordinary shares were exercised in the years ended December 31, 2008, 2009 and 2010, respectively.

4)	As to the issuance of share capital and warrants see f below.

b.	Employee Share Option Plan

The Company recorded compensation costs of $3,511,000, $1,691,000 and $1,572,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

In February 1994, Orckit's Board of Directors approved an Employee Share Option Plan (the "Plan"). The total aggregate number of shares authorized for which options could be granted under the Plan (as amended in 2003), was 13,511,088  at December 31, 2010, of which options to purchase 7,023,677  shares have been exercised, options to purchase 5,310,025  shares have been granted and are outstanding and options to purchase 1,177,386 shares are available for future grant.  Option awards are granted with an exercise price as determined by the Company. Option awards generally vest between three to six years and generally have a contractual term from seven to ten years. The Company's policy is to issue new shares to satisfy share option exercises.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, if held by the trustee for the minimum period required by law. In accordance with the track chosen by the Company, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the company’s accounts, in respect of options granted to employees under the plan - with the exception of the work-income benefit component, if any, determined on the grant date.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

The Company grants two types of awards, (a) non-performance options, which are options with a vesting period, but no additional performance criteria, and (b) performance goals options, which are contingent upon meeting specified performance goals. Certain performance goals options are, in addition to their performance goals, subject to a vesting period which commences upon meeting the performance goals.

Non performance options:

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on the historical behavior of employees.

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

	Year ended December 31
	2008	2009	2010
Expected dividend yield	0%	0%	0%
Expected volatility	61%	70%	71%
Risk-free interest rate	2.6%	1.2%	1.3%
Expected life - in years	2.7	2.7	3.2

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria)  under the Plan as of  December 31, 2010, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2010	4,033,650	$9.43
Granted	935,000	$3.20
Exercised	(263,891)	$0.13
Forfeited	(398,429)	$5.54
Expired	(71,633)
Outstanding at December 31, 2010	4,234,698	$9.06	3.87	$605
Exercisable at December 31, 2010	2,809,984	$11.69	2.96	$581

The weighted-average grant-date fair value of this type of option granted during the years  2008, 2009 and 2010 was $2.11, $0.89 and $0.85, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010, was $295,000, $354,000 and $829,000, respectively.

As of December 31, 2010, there was $1.6 million of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.2 years.

The Company modified the expiration date of options in 2010 for 76 employees. The total expense resulting from the modifications was $182,000.

Performance based options:

These awards include options that are contingent upon meeting specified performance goals. The fair value of these options was estimated on the date of grant using the same option valuation model used for non-performance options. When the Company assumes that performance goals will not be achieved, no compensation cost has been recorded with respect thereto. Upon reaching the point in time when the Company believes that the performance goals will be achieved, the Company will record a catch-up of share based compensation expenses for all vesting periods completed through that date.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s share price (eliminating nonrecurring one-time events) and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of employees.

The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following assumptions were made in the computation of the fair value of each of these option awards using the Black-Scholes option-pricing model. In 2009 and 2010, there were no grants of performance based options.

	Year ended December 31
	2008	2009	2010
Expected dividend yield	0%	N/A	N/A
Expected volatility	60%	N/A	N/A
Risk-free interest rate	3.4%	N/A	N/A
Expected life - in years	6.3	N/A	N/A

A summary of performance based option activity under the Plan as of  December 31, 2010, and changes during the year then ended is presented below:

Options	Number of options	Weighted average exercise price (per option)	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2010	1,133,858	$6.83
Forfeited	(58,532)	$8.32
Outstanding at December 31, 2010	1,075,326	$6.18	5.49	121
Exercisable at December 31, 2010	325,326	$6.17	3.73	121

The weighted-average grant-date fair value of this type of option granted during 2008 was $1.76.

The total intrinsic value of options exercised during each of the three years ended December 31 2008, 2009 and 2010, was $0.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2010, there was $63,000 of total unrecognized compensation cost related to these nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 0.3 years.

When the Company assumes that performance goals will not be achieved, these options are included with a fair value of $0 and no compensation cost is recorded with respect thereto.

The Company modified the exercise price of options in 2008 and 2010. Information regarding the modified exercise price of the options appears in the table below:

	Year ended December 31
	2008	2009	2010
Number of employees affected	149	0	1
Total expenses resulting from modification	$520,000	0	$14,000

c.	Grant of stockand option plans of subsidiaries

In 2001, the Board of Directors of Orckit’s major subsidiary, Corrigent, approved an employee share option plan (the “Corrigent Subsidiary Plan”). Corrigent granted, and reserved for grant, shares and options under its Plan, as applicable, to its employees, officers and directors and to personnel of Orckit, including employees, officers and directors of Orckit. As determined by the respective stock option committee, the exercise price of options granted was zero, which represented the value of the shares on the grant date. The vesting period of options granted was up to four years from the date of grant.

At the grant date, the intrinsic value and the weighted fair value of options granted by Corrigent was $0. Accordingly, no compensation expense in respect of the options granted was recorded. At the annual general meeting of shareholders held on June 23, 2005, Orckit's shareholders approved a plan for potential exchanges of Corrigent's options for options for up to 10% of the outstanding Ordinary Shares of Orckit. Under the terms of the plan, all the outstanding stock options of Corrigent were exchangeable for options to purchase shares of Orckit. Under the terms of the plan, only vested stock options of Corrigent were offered to be exchanged commencing January 1, 2006. On July 18, 2005, Orckit’s option committee approved an exchange, effective as of January 1, 2006, of a certain amount of Corrigent’s options for approximately 500,000 Orckit options. The exchange was accounted for according to accounting guidance, and since the exchange was based on the ratio between the fair market value of Corrigent and Orckit, no additional compensation expense was recognized.

In 2007 and 2008, following approvals by Orckit’s audit committee and board of directors, exchanges of additional amounts of Corrigent’s options for Orckit options occurred. The exchange included all Corrigent’s outstanding options. The exchange was accounted for according to accounting guidance. A portion of the exchange was not based on the ratio between the fair market value of Corrigent and Orckit. As a result, in 2008, additional compensation expense was recognized in the amount of $1.8 million.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

d.	Dividends

In the event cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.

e.	Shareholder Bonus Rights Plan

On November 21, 2001, Orckit’s Board of Directors adopted a Shareholder Bonus Rights Plan (the “Rights Plan”) pursuant to which share purchase bonus rights (the “Rights”) were distributed on December 6, 2001, at the rate of one Right for each of Orckit’s ordinary shares held by shareholders of record as of the close of business on that date.

The Rights Plan is intended to help ensure that all of the Company’s shareholders are able to realize the long-term value of their investment in the Company in the event of a potential takeover which does not reflect the full value of the Company and is otherwise not in the best interests of the Company and its shareholders. The Rights Plan is also intended to deter unfair or coercive takeover tactics.

The Rights will be exercisable and transferable apart from Orckit’s ordinary shares only if a person or group becomes an “Acquiring Person” by acquiring beneficial ownership of 15% or more of Orckit’s ordinary shares, subject to certain exceptions set forth in the Rights Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Subject to certain conditions described in the Rights Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled to purchase ordinary shares at a discount.

f.	Issuance of share capital and warrants

1)
On April 1, 2010 the Company closed a “registered direct” public offering with investors for the sale of 2,810,000 ordinary shares and warrants to purchase 702,500 ordinary shares, as well as contingent warrants. The primary warrants are exercisable until April 1, 2015, have an exercise price of $5.66 per share and will not be listed on any securities exchange.

If the closing price of Orckit’s ordinary shares for any 20 trading day period within a 30 trading day period following April 1, 2011, the one year anniversary of the closing, is equal to or greater than $11.32 per share, then Orckit may, in its sole discretion, may subject to certain terms stipulated in the warrant agreement, elect to require the exercise of all of the then unexercised primary warrants. In the event that the Company requires the exercise of the primary warrants, subject to certain conditions, the contingent warrants to purchase an equal number of ordinary shares would become exercisable until April 1, 2015 at a price of $11.32 per share. The contingent warrants will not be listed on any securities exchange.

The ordinary shares, warrants and contingent warrants were sold in units consisting of one ordinary share, 0.25 primary warrants to purchase one ordinary share, and 0.25 contingent warrants (which become effective only upon a forced exercise of the primary warrants, as described above) to purchase one ordinary share, at a price of $3.78 per unit.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

The gross proceeds of the offering were approximately $10.6 million and net proceeds, after deducting the placement agent's fee and offering expenses were approximately $9.7 million.

The Company’s two founders who are executive officers and directors of the Company were among the investors in the offering and purchased a total of  175,000 units. No placement fee was paid in the connection with the sale to the founders.

2)
On December 3, 2010, the Company closed a public offering of 3,045,452 ordinary shares and warrants to purchase 1,827,271 ordinary shares. The ordinary shares and warrants were offered in units each consisting of one ordinary share and a warrant to purchase 0.60 of an ordinary share, at a total price of $2.75 per unit. The warrants are exercisable until December 3, 2015, have an exercise price of $3.50 per share and will not be listed on any securities exchange.

2,136,362 units in the offering were purchased by underwriters pursuant to an underwriting agreement. An additional 669,090 units in the offering were purchased by a fund affiliated with one of Orckit’s directors pursuant to a subscription agreements on terms and conditions that are substantially the same as those provided in the underwriting agreement.

In addition, the Company’s two founders, who are executive officers and directors, have agreed to purchase a total of 240,000 units, subject to shareholder approval, at a shareholders’ meeting to be held in March 2011. No underwriting discounts applies to the sales to affiliates.

The gross proceeds of the offering, excluding the expected proceeds from the sale to the two founders subject to shareholder approval, were  $7.7 million (or $8.4 million including the expected proceeds from the sale to the two founders) and net proceeds, after deducting the underwriting discount and offering expenses were approximately $7.3 million.

3)
On August 3, 2010, the Company entered into a Standby Equity Purchase Agreement ("SEPA"). The SEPA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $10 million of the Company’s ordinary shares in multiple tranches over a commitment period of up to three years. The Company will issue the ordinary shares under the SEPA pursuant to its effective Registration Statement

From time to time, and at its sole discretion, the Company may present YA Global with an advance notice requiring YA Global to purchase ordinary shares. For each ordinary share purchased under the SEPA, YA Global will pay 95.5% of the lowest daily volume weighted average price, or VWAP, of the ordinary shares on NASDAQ during the five NASDAQ trading days following our advance notice. The amount of each advance requested may be up to $500,000, unless otherwise mutually agreed to by the Company and YA Global. The amount issued pursuant to any advance also may not cause the aggregate number of ordinary shares beneficially owned by YA Global and its affiliates at any point in time to exceed 4.99% of the Company’s then outstanding ordinary shares.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

Advances are also subject to the availability of a sufficient aggregate offering price of ordinary shares registered under the shelf registration statement. As of December 31, 2010, no shares had been issued pursuant to the SEPA.

The SEPA provides for a commitment fee equal to 2% of YA Global's commitment, of which $100,000 in respect of the first $5 million of YA Global's commitment,  was paid by the issuance of  36,414 of the Company’s ordinary shares to YA Global.

NOTE 7 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”)

Under the Law, by virtue of the “approved enterprise” status granted to the enterprises of Corrigent, the holder of the “approved enterprise” status is entitled to various tax benefits, including the following:

1)	Reduced tax rates

The period of tax benefits is 7 years, commencing in the first year in which the Company earns taxable income from the approved enterprise, subject to certain limitations. Income derived from the approved enterprise is tax exempt for a period of 2 years, after which the income from these enterprises is taxable at reduced tax rates for 5 years, the remainder of the period of tax benefits.

2)	Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon fulfilling the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be reduced or cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

In the event of distribution of cash dividends out of income which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.

b.	Tax rates applicable to income from other sources:

1)	Income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in Note 7a. above is taxed at the regular rate.  Amendments to the Israeli Income Tax Ordinance were enacted that gradually reduce the corporate tax rate from 36% to 25%, in the following manner: the rate for 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

In July 2009, the Israeli Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

2)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

c.	Measurement of the results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Until December 31, 2007, results for tax purposes were measured on a real basis adjusted for the increase in the Israeli CPI. As explained in Note 1a(2), the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate, both on annual and cumulative bases, causes a difference between taxable income and income reflected in these financial statements.

Effective January 1, 2008, the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter.

Accounting guidance prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

d.	Deferred income taxes

At December 31, 2010, the Company had accumulated tax losses amounting to approximately $240 million (December 31, 2009 - approximately $219 million) and carry forward capital losses for tax purposes of approximately $65million (December 31, 2009 - $ 61 million). These losses are mainly denominated in NIS. Accumulated business tax losses are available indefinitely to offset future taxable business income, and carry forward capital losses for tax purposes are available indefinitely to offset future capital gains only. Orckit and each of its subsidiaries are assessed on a stand-alone basis. As a result, accumulated tax losses in each of the entities can offset future taxable business income only in the entity in which they were generated. Substantially all of the carry forward amounts have no expiration date.

At December 31, 2010, the Company had a net deferred tax asset (mostly in respect of carry forward losses and capital losses), in the amount of approximately $61million (December 31, 2009 - approximately $56 million). The net deferred tax asset increased by approximately 5 million due to business losses in 2010. (See note 7b(1)). A valuation allowance for the entire amount of such asset was set up, and consequently no deferred tax asset is recorded in the balance sheet, since it is more likely than not that the deferred tax assets will not be realized in the foreseeable future.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

e.	Uncertain tax positions:

Following is a reconciliation of the total amounts of the Company's unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2008, 2009 and 2010:

	Year ended December 31
	2008	2009	2010
	In thousands
Balance at beginning of year	$184	$201	$221
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	17	20	20
Balance at end of year	$201	$221	$241

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction:	Years:
Israel	2006-2010
United States	2005-2010
Japan	2003-2010

f.	Tax rate reconciliation

In 2010, 2009, and 2008, the main reconciling item from the statutory tax rate of the Company (2010 – 25%, representing a theoretical tax benefit of approximately $6 million; 2009 - 26%, representing a theoretical tax benefit of approximately $7.6 million; 2008 – 27%, representing a theoretical tax benefit of approximately $8.7 million) to the effective tax rate (0%) is the set up of a valuation allowance against the deferred tax asset created in respect of the losses in 2010, 2009 and 2008.

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Balances in non-dollar currencies:

1)	As follows:

	December 31
	2009	2010
	In thousands
Assets	$28,596	$26,244
Liabilities	$29,603	$32,639

The non U.S. dollar amounts above mainly represent balances in Israeli currency.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)::

2)	Data regarding the rate of exchange and the Israeli CPI:

	Year ended December 31
	2008	2009	2010
Rate of evaluation of the Israeli
currency against the dollar	(1.1)%	(0.7)%	(6.0)%
Rate of devaluation (evaluation) of the Yen
against the dollar	(19.1)%	(2.1)%	13.1%
Rate of increase in the Israeli CPI	3.8%	3.9%	2.7%
Exchange rate at end of year - $ 1=	NIS 3.802	NIS 3.775	NIS 3.549

b.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying value.

As to the fair value of the Company’s securities that are held to maturity and available for sale, see Note 9a.

As to the fair value of the Company’s convertible subordinated notes, see Note 4.

c.	Concentrations of credit risks

At December 31, 2009 and 2010, substantially all of the Company’s cash and cash equivalents were held by international and Israeli banks. Substantially all of the Company’s marketable securities were held by international and Israeli banks. Such securities represented debentures issued by a number of US and Israeli corporations and agencies.

The Company evaluates on a current basis its financial exposure with any financial institution or commercial issuer.

The trade receivable balance at December 31, 2009 and 2010 was derived from several customers. The Company is of the opinion that the exposure to credit risk relating to these trade receivables is limited.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

d.	Items Measured at Fair Value on a Recurring Basis

The following table presents the company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2009 ($ in thousands):

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total
December 31, 2010
Assets:
Available for sale securities	$20,439	$7,497		$27,936
Derivatives – presented net of
convertible notes among
long-term liabilities			$1	$1

December 31, 2009
Assets:
Available for sale securities	$10,450	$220		$10,670

Derivatives – presented net of
convertible notes among
long-term liabilities			$28	$28

•
Level 1- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment. Assets and liabilities utilizing Level 1 inputs include available for sale securities traded in an active market.

•
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Assets and liabilities utilizing Level 2 inputs include  available for sale securities which are not traded in an active market. The calculation is based on observable inputs including interest rate curves and publicly available discount rates.

•
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets utilizing Level 3 inputs include the fair value of the derivatives embeded in the convertible subordinated notes , which are determined using a valuation model. The valuation model relies on Level 3 inputs including, among other things: (i) estimated future volatility of the Company's share price; (ii) future risk free interest rates; and (iii) expected period in which the notes will be converted. These estimated fair values are subject to uncertainties that are difficult to predict; therefore these derivatives have been classified as Level 3 fair value hierarchy. The derivatives' fair value at December 31, 2009 was recorded as an asset of approximately $28,000. During the year ended December 31, 2010, the fair value of the derivatives increased by $29,000, and at December 31, 2010 were presented as a liability of approximately $1,000.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Marketable securities:

Consist of:

	December 31
	2009	2010
	In thousands
	Carrying amounts
Classified as “held to maturity”	$23,416	-
Classified as “available for sale”	10,670	27,936
	$34,086	$27,936

Held-to-maturity marketable securities

The securities mature over the following years:

Mature within 12 months - Classified as
short-term investments	$7,500
Mature after one year up to 2 years	2,706
Mature after two years up to 3 years	3,749
Mature after three years up to 10 years	9,461
$23,416

On December 31, 2010, the Company reclassified its entire portion of investment portfolio classified as held-to-maturity to available-for-sale because based on management evaluation, it might not hold these securities to maturity but rather use a portion of the funds.

At December 31, 2009, the amortized cost basis, aggregate fair value and unrealized holding gains and losses for held to maturity securities were as follows:

	Amortized cost		Aggregate fair value	Unrealized gains	Unrealized losses
	$ in thousands
December 31, 2009:
Quoted Israeli
corporate debentures	$	*7,351	$6,441	$39	$(949)
Quoted non-Israeli
corporate debentures		3,605	3,673	68	-
Non-quoted Israeli
corporate debentures		**12,460	12,663	640	(437)
		$23,416	$22,777	$747	$(1,386)

* Of which approximately $4.9 million have experienced unrealized losses for more than 12 months.

** Of which approximately $1.0 million have experienced unrealized losses for more than 12 months.

The difference between the carrying amounts and the fair value results from a decrease in market value in comparison to the amortization of the premium paid for the securities and in certain cases a market pricing different from the book value of the note. In cases where other than temporary decline in fair value of a security occurs, an impairment charge would be recorded. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the current financial condition of the entity that issued the security and the anticipated recovery in market value on the time left until maturity.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Available for sale marketable securities

The securities mature over the following years:

	December 31
	2009	2010
	In thousands
Mature within 12 months	$2,777	$11,585
Mature after one year up to 2 years	5,082	5,629
Mature after two years up to 3 years	1,271	3,590
Mature after one year up to 7 years (2009 – 8 years)	1,540	7,132
	$10,670	$27,936

As of December 31, 2010 the company presents its available-for-sale securities based on its maturity date. Securities maturing within the next 12 months are presented as current assets and securities maturing after 12 months are presented as long-term investments.

At December 31, 2009 and 2010, the amortized cost basis, aggregate fair value and unrealized holding gains and losses by securities were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	In thousands
December 31, 2009:
Quoted US
corporate debentures	5,306	5,318	14	(2)
Quoted Israeli
corporate debentures	6,261	5,132	146	(1,275)
Non-quoted Israeli
corporate debentures	211	220	12	(3)
	11,778	10,670	172	*(1,280)
December 31, 2010-
Quoted Israeli
corporate debentures	13,240	12,385	551	(1,406)
Quoted non-Israeli
corporate debentures	8,065	8,054	5	(16)
Non-quoted Israeli
corporate debentures	7,493	7,497	9	(5)
	28,798	27,936	565	**(1,427)

*	Including an other-than-temporary impairment of $512,000 which was recorded as financial expense in the consolidated statement of operations.

**	Including an other-than-temporary impairment of approximately $1 million which was recorded as financial expense in the consolidated statement of operations.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Trade receivables -

	December 31
	2009	2010
	In thousands
open accounts	$458	$6,624

The allowance for doubtful accounts at December 31, 2009 and 2010 was zero.

	December 31
	2009	2010
	In thousands
c. Other current assets:
Government of Israel	$710	$1,517
Prepaid expenses	403	622
Advances to suppliers	-	995
Sundry	32	63
	$1,145	$3,197

d. Inventories:
Raw materials	$542	$169
Finished goods	2,160	3,014
	$2,702	$3,183

In the year ended December 31, 2009 and 2010, the Company wrote-off inventory in the amount of $365,000 and $508,000 respectively. There were no write-offs in 2008.

e.	Bank deposit

At December 31, 2009, the Company had bank deposits amounting to $4 million denominated in dollars that bear an average interest at a rate of 1.4% per year, the deposits realized in 2010.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

f.	Accrued expenses and other payables:

	December 31
	2009	2010
	In thousands
Accrued expenses in respect of deferred income, see g. below	$65	$91
Employees and employee institutions	819	1,672
Provision for vacation pay	1,026	1,101
Provision for warranty *	998	911
Accrued royalties and commitments	1,888	1,249
Accrued interest	367	400
Advances from customers	233	279
Executives	470	130
Sundry	1,110	1,077
	$6,976	$6,910

	Year ended December 31
	2008	2009	2010
	In thousands
* The changes in the balance during the year:
Balance at beginning of year	$1,473	$894	$998
Payments made under the warranty	(402)	(344)	(440)
Product warranties issued for new sales	602	448	550
Changes in accrual in respect of pre-existing warranties	(779)	-	(197)
Balance at end of year	$894	$998	$911

g.	Deferred revenues:

	December 31
	2009		2010
	In thousands
Revenues to be recognized in future periods		$1,431		$2,024
Applicable PCS, warranty and other costs		(60)		(91)
	$	*1,371	$	*1,933

	Year ended December 31
	2008	2009	2010
	In thousands
* The changes in the balance during the year:
Balance at beginning of year	$1,045	$2,787	$1,371
Recognized during the year	(1,045)	(2,181)	(849)
Deferred income relating to new sales	2,787	765	1,411
Balance at end of year	$2,787	$1,371	$1,933

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

              Statements of operations:

h.	Segment information and revenues from principal customers

The Company operates in one operating segment. Disaggregated financial data is provided below as follows: (1) revenues by geographic area; and (2) revenues from principal customers:

1)	Geographic information

Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Year ended December 31
	2008	2009	2010
	In thousands
Japan	$7,969	$6,015	$3,485
Germany	7,615	1,725	1,947
Korea	824	2,916	242
United States			135
India			5,852
Sweden	-,-	1,655	1,360
Other	848	416	1,610
	$17,256	$12,727	$14,631

Majority of the Company’s property and equipment is located in Israel.

2)	Revenues from principal customers - revenues from a single customer that exceeds 10% of total revenues in the relevant year:

	Year ended December 31
	2008	2009	2010
	In thousands
Customer A	$7,846	$5,604	$3,387
Customer B	$7,615	$1,725	$968
Customer C	$824	$2,916	$242
Customer D	-,-	$1,655	$135
Customer E	-,-	-,-	$5,858

i.	Cost of revenues:

	Year ended December 31
	2008	2009	2010
	In thousands
Materials consumed, subcontractors
and other production expenses	$7,417	7,615	8,234
Payroll and related expenses	1,654	1,042	1,173
Depreciation	197	168	230
Increase in inventories of finished products	(130)	(1,429)	(854)
Other	468	848	557
	$9,606	$8,244	$9,340

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

j.	Research and development expenses - net:

	Year ended December 31
	2008	2009	2010
	In thousands
Total expenses	$24,925	$15,330	$16,667
Less - grants and participations, see Note 5a	2,066	1,722	2,569
	$22,859	$13,608	$14,098

k.	Financial expenses - net:

Income:
Interest on bank deposits	$119	$72	$17
Gain and interest on marketable securities	4,927	2,901	2,167
Other (including mainly currency transaction gains, net)	180	28	-
	$5,226	$3,001	$2,184

Expenses:
Interest in respect of convertible subordinated notes and bank loans	$3,159	$2,137	$1,962
Amortization of convertible subordinated
notes issuance costs and discount	1,366	1,129	1,333
Impairment and loss from the sale of marketable securities	880	97	447
Other (mainly currency transaction
losses and bank charges, net)	-,-	-,-	84
	5,405	3,363	3,826
	$(179)	$(362)	$(1,642)

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

l.	Transactions with related parties:

Since July 1, 2003, the Company has provided Tikcro, a related party, with certain administrative services. The amount paid by Tikcro for such services for each of the three years ended December 31, 2010 was $48,000.

As to the purchase of shares and warrants by two executives, see note 6f.

m.	Loss per share:

As of December 31, 2008, 2009 and 2010, options to purchase a total amount of 5,882,123, 5,167,509 and 5,310,025 shares, respectively, were not taken into account, because of their anti dilutive effect or because performance based options did not have goals which were probable to be met.

As of December 31, 2008, 2009 and 2010, an aggregate of  2,038,000, 1,543,000 and 1,285,714 shares respectively, which could be issued in connection with the conversion of convertible subordinated notes were not taken into account because of their anti-dilutive effect.

As of December 31, 2010, warrants to purchase a total amount of 2,385,771 shares, were not taken into account, because of their anti dilutive effect.